WHITEFORT CAPITAL

780 Third Avenue, 26th Floor
New York, NY 10017

April 2, 2019

Board of Directors
Novelion Therapeutics Inc.
c/o Norton Rose Fulbright
1800 – 510 West Georgia Street
Vancouver, BC V6B 0M3
Canada

Re: Restructuring of Aegerion Pharmaceuticals, Inc. Capital Structure

Ladies and Gentlemen:

Whitefort Capital Master Fund, LP currently owns approximately 1.6 million shares, or approximately 8.3% of the currently outstanding shares, of the common stock of Novelion Therapeutics Inc. ("Novelion", and together with its wholly owned subsidiary Aegerion Pharmaceuticals, Inc. ("Aegerion"), the "Company"). We are one of the largest shareholders of Novelion.

The primary asset of the Novelion parent estate is its secured intercompany loan to Aegerion (the "Novelion Intercompany Loan"), with $37.1 million, or $1.95 per NVLN share, outstanding as of December 31, 2018. Including $13.3 million cash at the parent Novelion level as of December 31, 2018, the sum of parent cash and the Novelion Intercompany Loan aggregates to $50.4 million, or $2.65 per NVLN share. Adjusted for Novelion's 42% share of the net cash proceeds payable by Aegerion from the $30 million upfront payments received by Aegerion pursuant to the terms of the recent JUXTAPID Japan license agreement, after retention by Aegerion of $15 million, we estimate an additional $4.4 million cash receipts in partial repayment of the Novelion Intercompany Loan. In addition, the public NASDAQ listing of NVLN common stock is a valuable asset of the Novelion estate. Lastly, the parent Novelion corporation has approximately $191 million Canadian net operating loss (NOL) carryforwards and approximately $25 million of Canadian research and development (R&D) credit carryforwards, which we understand may be preserved in a properly structured change of control transaction subject to business continuity requirements under Canadian tax law.

We are writing to you to express our strong concern that any prospective restructuring of Aegerion must account for and maximize the value of these various Novelion assets for the benefit of the Novelion shareholders. First and foremost, Novelion and its Board of Directors must protect the value, priority and security of the Novelion Intercompany Loan. In addition, to the extent any prospective restructuring contemplates a debt for equity swap of Aegerion debt into Novelion

common equity, the existing NVLN common shareholders should receive additional consideration for the value of the NVLN listing. Finally, Novelion's valuable tax assets should not be squandered or impaired in an Aegerion restructuring without Novelion and its existing shareholders receiving commensurate compensation.

As per the Company's prior disclosures, Novelion and Aegerion have each engaged advisors to independently explore and advise them on all available financial and strategic alternatives, such as a restructuring of the Aegerion Unsecured Convertible Notes (including a restructuring that would likely involve a debt for equity swap, which may be highly dilutive to existing Novelion shareholders), a sale or merger of Novelion or Aegerion, or the sale or other disposition of certain businesses or assets (any of which, or the failure to execute any such transaction), will likely require Aegerion, and could require Novelion, to seek the protections of applicable bankruptcy laws. Given the recent history of the November 2018 Aegerion Bridge Credit Agreement (described below), exemplified by a high cost roll-up bridge financing, the repayment of subordinated loans held by insider creditors, and the priming of the Novelion Intercompany Loan, we caution the Board against announcing a restructuring transaction as a fait accompli without seeking the direction and support of its largest shareholders.

We have sought to engage constructively with members of management and the Board of Directors of Novelion to participate in a consensual global restructuring of the complex corporate and capital structure of the Company, and were provided verbal assurances by Dr. Mark Corrigan, Executive Chair of the Novelion Board of Directors, that we would have the opportunity to evaluate and participate in shaping a restructuring transaction. We indicated our willingness to become restricted for a limited period of time in order to evaluate non-public information and negotiate such plan on behalf of shareholders of Novelion, and in preparation for such discussions, since March 22 we have been reviewing a non-disclosure agreement provided by Novelion. We were therefore surprised and disappointed to be informed by Mr. Benjamin Harshbarger, Novelion's Interim CEO and General Counsel, last Friday, March 29 that Novelion was "changing course" and would no longer invite us or any other Novelion shareholder to participate in the process prior to public disclosure of a restructuring transaction. We regret this lost opportunity to benefit Novelion's shareholders and have grave concerns about the fairness and ultimate outcome of a process that excludes the sole economic beneficiaries of the parent estate.

Novelion Directors Have a Fiduciary Duty to the Parent Corporation

As a corporation domiciled in British Columbia, Canada, Novelion's Directors have a fiduciary duty, codified in Section 142(1)(a) of the British Columbia Business Corporations Act, to act in the best interests of the corporation. As such, Novelion's Directors have a legal duty to manage the assets of the parent corporation in pursuit of Novelion's objectives. We will closely scrutinize the terms of any prospective restructuring transaction and will hold the Novelion Board of Directors accountable for any failure to preserve and maximize the value of the parent Novelion estate, including any failure to protect and maximize the value of the Novelion Intercompany Loan or for Novelion to be adequately compensated for the value of its public share listing or tax attributes.

We also have serious concerns regarding the current composition of the Novelion Board of Directors in light of an imminent restructuring with complex inter-creditor issues involving the likely bankruptcy filing of Aegerion. The current six-member Board of Directors, including four members with M.D./Ph.D. backgrounds, lacks any expertise in complex corporate restructurings and bankruptcy law. We also note, per the most recent proxy, that after two large activist equity investors resigned from the Board in September 2018, existing Directors own either none or only de minimis shares of NVLN common stock and their interests may therefore not be fully aligned with those of existing Novelion shareholders. Replacing these vacancies with directors with additional relevant expertise and shareholder agency would help safeguard the Novelion Intercompany Loan, the primary asset of the Novelion parent estate. We would be pleased to present highly qualified independent director candidates for this purpose.

History of the Novelion Intercompany Loan

In order to understand why we would not support any transaction that does not respect the full value of the Novelion Intercompany Loan, it is instructive to understand the transaction history of the merger between Aegerion and Novelion and the divergent stakeholder interests at these entities. In August 2014, Aegerion issued $325 million of 2% unsecured convertible notes due 2019 (the "Aegerion Unsecured Convertible Notes") to finance the $325 million cash purchase price of the leptin replacement therapy drug MYALEPT from Astrazeneca. By the time of the merger announcement between Aegerion and QLT Inc. ("QLT" and subsequently renamed Novelion Therapeutics Inc. post-merger) on June 14, 2016, Aegerion was engulfed in multiple scandals relating both to the alleged off-label marketing of its then-leading drug JUXTAPID and the alleged salacious personal behavior of Aegerion's then-CEO.[1] At the time, Aegerion faced substantial operating cash burn, dwindling cash reserves, default on a secured credit facility, and potentially uncapped contingent legal liabilities with a $40 million litigation accrual relating to off-label marketing of JUXTAPID. In short, Aegerion faced the imminent prospect of bankruptcy in 2016, as reflected in the then-trading price of the Aegerion Unsecured Convertible Notes at 45% of par value. In contrast, QLT (subsequently renamed Novelion) was cash-rich, unlevered, and liability-free. Therefore, the QLT Board of Directors was understandably cautious about structuring the

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[1] See for example: https://www.fiercepharma.com/sales-and-marketing/fda-slaps-aegerion-for-ceo-s-fast-and-loose-interviews-cnbc; and also https://www.cnbc.com/2014/10/28/nasty-wall-st-divorce-battle-ensnares-biotech-ceos.html.

merger transaction, even while indicating a willingness to invest in Aegerion's rare disease drug portfolio.

So strained was Aegerion's near-term liquidity prior to the closing of the QLT merger in November 2016 that Aegerion required QLT to advance a loan to Aegerion **prior to** closing the merger in order to obtain forbearance on a defaulted secured loan at Aegerion. This was a highly unusual and atypical M&A deal point that reflected Aegerion's dire economic circumstances and contingent legal liabilities. Recognizing the precariousness of extending credit into an uncertain distressed situation prior to merger consummation, the QLT Board of Directors sensibly required that the Novelion Intercompany Loan be secured on a priority basis ahead of Aegerion's other obligations with a maturity prior to the Aegerion Unsecured Convertible Notes. As described in the "Background of the Merger" section of the Aegerion/QLT definitive merger proxy issued in October 2016: "Between June 7, 2016 and the execution of a loan agreement on June 14, 2016, members of Aegerion management and QLT management and Aegerion's and QLT's respective legal and financial advisors negotiated the structure, terms and documentation for a working capital credit facility between QLT and Aegerion." The resulting secured Novelion Intercompany Loan agreement, the product of well-advised and arms-length commercial negotiations among sophisticated unrelated third parties, was filed publicly as a 48-page exhibit to the Aegerion/QLT merger announcement on June 15, 2016.[2] Therefore, we unequivocally believe that the Novelion Intercompany Loan has no risk of legal challenge, and further we view the purported concession by Aegerion Bridge Credit Agreement lenders not to challenge $25 million of the Novelion Intercompany Loan as no concession at all.

Importantly, upon consummation of the merger in November 2016, Novelion neither assumed nor guaranteed the Aegerion Unsecured Convertible Notes, which have remained solely obligations of the Aegerion subsidiary. By structuring the Novelion Intercompany Loan with priority security and a maturity ahead of the Aegerion Unsecured Convertible Notes, and by further ring-fencing the Aegerion Unsecured Convertible Notes and JUXTAPID contingent legal liabilities at the Aegerion subsidiary level, the QLT Board of Directors thoughtfully structured the transaction such that cash down-streamed from Novelion to Aegerion in the form of the Novelion Intercompany Loan would be recouped for the benefit of the Novelion parent estate ahead of various junior and contingent liabilities at the Aegerion subsidiary level.

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[2] See the Loan and Security Agreement, dated June 14, 2016, by and between QLT Inc. [Novelion] and Aegerion Pharmaceuticals, Inc., filed as Exhibit 10.2 to Aegerion Pharmaceuticals, Inc.'s Current Report on Form 8-K filed with the SEC on June 15, 2016.

The Aegerion Bridge Credit Agreement

On November 8, 2018, the Company announced that its subsidiary Aegerion had entered into a $50 million new money first lien term loan facility (the "Aegerion Bridge Credit Agreement") provided by majority holders of the Aegerion Unsecured Convertible Notes. The new money portion of the Aegerion Bridge Credit Agreement, inclusive of commitment, extension, and exit fees, plus PIK interest rate, carries an effective annualized interest rate of approximately 25% for eight-month first lien exposure maturing June 30, 2019.

We are especially troubled that the Novelion Board of Directors allowed the majority holders of the Aegerion Unsecured Convertible Notes to leapfrog the Novelion Intercompany Loan in a priming transaction with earlier maturity at exorbitant cost. Moreover, nearly half of the net proceeds of the new money Aegerion Bridge Credit Agreement was used to redeem at par plus accrued two second lien creditors who were expressly subordinated to the Novelion Intercompany Loan and who were insiders on the Novelion Board of Directors until shortly prior to the transaction. Given this history, it is even more imperative that any prospective global restructuring of the Aegerion capital structure respect the absolute priority and security of the Novelion Intercompany Loan in full.

Conclusion

From the outset of the merger of Aegerion into QLT in 2016, the QLT Board of Directors took great care in negotiating a transaction structure that protected Novelion from the substantial debt obligations and contingent legal liabilities at the Aegerion subsidiary level. Novelion has no debt or debt guarantees and no legal settlement liabilities. We feel strongly that the current Novelion Board of Directors should heed this historical precedent and exercise its fiduciary duty to protect the assets of the Novelion parent estate, in particular the Novelion Intercompany Loan.

We remain willing to work constructively with management and the Board of Directors to achieve a consensual global restructuring of the corporate and capital structure of the Company. However, we are fully prepared to take all necessary actions to protect our rights as shareholders of the Novelion estate through all remedies available to us, and all of such rights and remedies we hereby expressly reserve. We urge the Board of Directors to reconsider our request to participate in the restructuring process of the Company and to supplement the Novelion Board of Directors with highly qualified independent nominees.



Sincerely,

Whitefort Capital Management, LP

Attention: Joseph Kaplan, Co-Managing Partner
Email: joe@whitefortcapital.com
Telephone: 212-259-4377